UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

GDS Holdings Limited
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(Name of Issuer)

Class A ordinary shares
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(Title of Class of Securities)

36165L108
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(CUSIP Number)

With a copy to:

Stephanie Tang, Esq.
Shearman & Sterling
12th Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong
+ (852) 2978 8028

December 31, 2016
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(Date Of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [x] Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 36165L108	SCHEDULE 13G	Page 2

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ping An Insurance (Group) Company of China, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 62,734,797 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 62,734,797 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,734,797 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ping An Life Insurance Company of China, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 62,734,797 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 62,734,797 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,734,797 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanghai Yunji Investment and Consulting Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 62,734,797 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 62,734,797 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,734,797 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 5

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perfect Success Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 62,734,797 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 62,734,797 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,734,797 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 6

Item 1.	(a)	Name of Issuer:

GDS Holdings Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127,  People’s Republic of China.

Item 2.	(a)	Name of Person Filing:

(1)	Ping An Insurance (Group) Company of China, Ltd. (“Ping An Insurance”)

(2)	Ping An Life Insurance Company of China, Ltd. (“Ping An Life”)

(3)	Shanghai Yunji Investment and Consulting Co., Ltd. (“Shanghai Yunji”)

(4)	Perfect Success Limited (“Perfect Success”)

Ping An Insurance, Ping An Life, Shanghai Yunji and Perfect Success (collectively, the “Filing Persons”) have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Filing Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Address of Principal Business Office, or if None, Residence:

(1)	Ping An Insurance: 15, 16, 17, 18 Floors, Galaxy Development Center, Fu Hua No. 3 Road, Futian District, Shenzhen, Guang Dong Province, People’s Republic of China.

(2)	Ping An Life: 9, 10, 11 Floors, Galaxy Development Center, Fu Hua No. 3 Road, Futian District, Shenzhen, Guang Dong Province, People’s Republic of China.

(3)	Shanghai Yunji: Room 368, Dist. 302, No. 211, Fute North Road, Shanghai Pilot Free Trade Zone, Shanghai, People’s Republic of China.

(4)	Perfect Success: P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands

(c)	Citizenship:

(1)	Ping An Insurance: The People’s Republic of China

(2)	Ping An Life: The People’s Republic of China

(3)	Shanghai Yunji: The People’s Republic of China

(4)	Perfect Success: Cayman Islands

(d)	Title of Class of Securities:

CUSIP No. 36165L108	SCHEDULE 13G	Page 7

Class A ordinary shares

(e)	CUSIP Number:

36165L108

Item 3. If this statement is filed pursuant to Sections §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with Section §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Section §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Section §240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with Section §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Ping An Insurance	62,734,797	8.3%	62,734,797	0	62,734,797	0
Ping An Life	62,734,797	8.3%	62,734,797	0	62,734,797	0
Shanghai Yunji	62,734,797	8.3%	62,734,797	0	62,734,797	0
Perfect Success	62,734,797	8.3%	62,734,797	0	62,734,797	0

CUSIP No. 36165L108	SCHEDULE 13G	Page 8

Notes:
(1)
As of December 31, 2016, Perfect Success beneficially owned 62,734,797 Class A ordinary shares issuable upon conversion of the convertible bonds in a principal amount of US$100.0 million, together with interest accrued thereon, due December 30, 2019 (the “Convertible Bonds”). Perfect Success is wholly-owned by Shanghai Yunji directly. Shanghai Yunji is wholly-owned by Ping An Life directly. Ping An Life is directly owned and controlled by Ping An Insurance.

(2)
This percentage is based on the sum of the Issuer’s 692,418,707 Class A ordinary shares outstanding as of December 31, 2016 and 62,734,797 Class A ordinary shares issuable upon conversion of the Convertible Bonds by the Filing Persons as of December 31, 2016.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 10, 2017

Ping An Insurance (Group) Company of China, Ltd.

By:	/s/ Huichuan Ren
	Name:	Huichuan Ren
	Title:	General Manager

Ping An Life Insurance Company of China, Ltd.

By:	/s/ Xinmin Ding
	Name:	Xinmin Ding
	Title:	Chief Executive Officer

Shanghai Yunji Investment and Consulting Co., Ltd.

By:	/s/ Haiyun Lei
	Name:	Haiyun Lei
	Title:	Authorized Representative

Perfect Success Limited

By:	/s/ Xiaofeng Fei
	Name:	Xiaofeng Fei
	Title:	Director

EXHIBITS  INDEX

EXHIBIT NO.	EXHIBITS
99.1	Joint Filing Agreement